UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

The Valspar Corporation
(Exact name of registrant as specified in its charter)

Delaware	1-3011	36-2443580
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

901 3rd Avenue South, Minneapolis, MN 55402
(Address of principal executive offices)	(Zip Code)

Rolf Engh, Executive Vice President, General Counsel & Secretary, (612) 851-7000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 – Conflict Minerals Disclosure and Report

The Valspar Corporation has filed a Conflict Minerals Report, which appears as Exhibit 1.01 to this Form and is publicly available on our website at http://www.valsparglobal.com/2013cmreport.

Item 1.02 - Exhibit

A copy of our Conflict Minerals Report is provided as Exhibit 1.01 to this Form.

Section 2 – Exhibits

Item 2.01 – Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE VALSPAR CORPORATION

Date: June 2, 2014	By	/s/ Rolf Engh
Rolf Engh
Executive Vice President, General Counsel and Secretary